GREATER ASIA REALTY HOLDINGS, LTD.
                              C/O TAY CHONG WENG
                              M-3-19 PLAZA DAMAS
                  SRI HARTAMAS, 50480, KUALA LUMPUR, MALAYSIA
                        TELEPHONE/FAX: +(603) 2178-4947


January 11, 2008

VIA EDGAR TRANSMISSION & FACSIMILE TO (202) 772-9210

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, North East
Mail Stop 4561
Washington, D.C. 20549

Attention: Ms. Angela R. McHale,
           Division of Corporation Finance
           -------------------------------

Dear Madam:

Re: Greater Asia Realty Holdings, Ltd. (the "Company")
    Registration Statement on Form SB-2 - 333-147768
    ------------------------------------------------

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 12:00 p.m. (Eastern Standard Time) on January 16, 2008, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that:

(a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

GREATER ASIA REALTY HOLDINGS, LTD.


/s/ Tay Chong Weng
----------------------------------------
TAY CHONG WENG
President and Chief Executive Officer

cc:   Law Offices of Gary L. Blum, Esq.